UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

YXT.COM GROUP HOLDING LIMITED

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

988740106

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 988740106	SCHEDULE 13G	Page 1 of 6

1.	Names of Reporting Persons Tencent Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 29,848,631 Class A Ordinary Shares
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 29,848,631 Class A Ordinary Shares
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,848,631
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 18.3%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 988740106	SCHEDULE 13G	Page 2 of 6

1.	Names of Reporting Persons Image Frame Investment (HK) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 29,848,631 Class A Ordinary Shares
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 29,848,631 Class A Ordinary Shares
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,848,631 Class A Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 18.3%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 988740106	SCHEDULE 13G	Page 3 of 6

Item 1(a).	Name of Issuer:

YXT.COM GROUP HOLDING LIMITED

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Room 501-502, No. 78 East Jinshan Road Huqiu District, Suzhou Jiangsu, 215011, People’s Republic of China

Item 2(a).	Name of Person Filing:

Tencent Holdings Limited

Image Frame Investment (HK) Limited

Item 2(b).	Address or Principal Business Office or, if None, Residence:

For Tencent Holdings Limited and Image Frame Investment (HK) Limited:

Level 29, Three Pacific Place

No.1 Queen’s Road East, Wanchai, Hong Kong

Item 2(c).	Citizenship:

Tencent Holdings Limited — Cayman Islands

Image Frame Investment (HK) Limited — Hong Kong

Item 2(d).	Title of Class of Securities:

Class A Ordinary Shares, par value US$0.0001 per share (the “Class A Ordinary Shares. Each ADS represents three Class A Ordinary Share.

Item 2(e).	CUSIP Number:

CUSIP number 988740106 has been assigned to the ADSs of the Issuer, which are quoted on the Nasdaq Stock Market under the symbol “YXT.”

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Not applicable.

CUSIP No. 988740106	SCHEDULE 13G	Page 4 of 6

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a) The information required by Items 4(a) is set forth in Row (9) of the cover page for each Reporting Person and is incorporated herein by reference.

(b) The information required by Items 4(b) is set forth in Row (11) of the cover page for each Reporting Person and is incorporated herein by reference.

Percent of class determined is based upon 163,294,773 Class A Ordinary Shares of the Issuer outstanding as reported in the prospectus publicly filed by the Issuer with the U.S. Securities and Exchange Commission (the “SEC”) on August 15, 2024.

Tencent Holdings Limited may be deemed to have beneficial ownership over 29,848,631 Class A Ordinary Shares held of record by Image Frame Investment (HK) Limited. Image Frame Investment (HK) Limited is a company registered in Hong Kong and is a wholly-owned subsidiary of Tencent Holdings Limited.

(c) The information required by Items 4(c) is set forth in Rows (5)-(8) of the cover page for each Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 988740106	SCHEDULE 13G	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 2024

TENCENT HOLDINGS LIMITED

By:	/s/ Ma Huateng
Name: Ma Huateng
Title: Director

IMAGE FRAME INVESTMENT (HK) LIMITED

By:	/s/ Pu Hai Tao
Name: Pu Hai Tao
Title: Director

CUSIP No. 988740106	SCHEDULE 13G	Page 6 of 6

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement